RREEF Property Trust, Inc.
345 Park Avenue, 26th Floor
New York, NY 10154

March 31, 2017
VIA EDGAR

Mr. Robert F. Telewicz, Jr.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, Mailstop 3233
Washington, DC 20549

Re:	RREEF Property Trust, Inc. File No. 000-55598

Dear Mr. Telewicz:

This letter sets forth the response of RREEF Property Trust, Inc. (the “Issuer”) to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on March 17, 2017 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 that was filed with the SEC on March 16, 2017. For convenience, the Issuer has set forth below your comments followed by the Issuer’s responses thereto.

With respect to your earnings per share calculation, address the following:

1.	Comment: Please clarify for us if you use the two-class method for calculating earnings per share.

Response: The Issuer does not use the two-class method for calculating earnings per share. Under ASC 260-10-45-59A, the two-class method is utilized for the calculation and presentation of earnings per share when an issuer has either (a) participating securities or (b) multiple classes of common stock, each with different dividend rates, or that are treated differently with respect to undistributed earnings. The Issuer does not issue any shares of stock or any financial instruments that would be considered a participating security under ASC 260-10. The Issuer has multiple classes of common stock: Classes A, I, N and T shares of common stock sold through the Issuer’s public offering, as well as Class D shares of common stock sold through the Issuer’s private placement offering (collectively, all such classes of common stock are referred to herein as the “classes of common stock”).

The Issuer’s classes of common stock do not have different distribution rates. When a distribution is declared by the Issuer’s board of directors, a single distribution rate is declared for all shares of the Issuer’s outstanding classes of common stock. There is no specific declaration for any particular class of common stock. In addition, by their terms, the Issuer’s different classes of common stock do not share differently in undistributed earnings. Consequently, the Issuer does not apply the two-class method of computing earnings per share as described by ASC 260-10.

2.	Comment: Please tell us if you determined that trailing fees resulted in different dividend rates for your different share classes and tell us management’s basis for that determination.

Response: The Issuer’s board of directors determines a single distribution rate per share based on company-level considerations, without regard to share class. The Issuer’s classes of common stock do incur certain trailing fees of differing amounts depending on the class of common stock. The Issuer’s Class A common stock outstanding incurs a distribution fee of 50 basis points of the Class A net asset value (“NAV”), plus a dealer manager fee of 55 basis points of the Class A NAV, on a trailing basis. The Issuer’s Class I common stock outstanding incurs a dealer manager fee of 55 basis points of the Class I NAV on a trailing basis. The Issuer’s Class T common stock outstanding incurs a distribution fee of 100 basis points of the Class T NAV on a trailing basis. Despite the different trailing fees, the Issuer’s board of directors has declared for each quarter a single distribution rate payable to all shares of all classes of common stock outstanding. Furthermore, the Issuer notes that the various trailing fees are borne by the stockholders of each applicable class of common stock as adjustments to the distributions payable and are not items of expense to the Issuer. Therefore, the trailing fees do not impact the earnings that are distributable to the common shareholders.

3.	Comment: Please clarify for us if having a net loss impacts the amount of dividends or remaining earnings allocated in your calculation of earnings per share.

Response: The amount of dividends for each period is declared by the Issuer’s board of directors in accordance with Maryland law based on company-level considerations. The Issuer’s board of directors considers a variety factors in its determination of the amount of dividends to declare, including maintaining the Issuer’s status as a REIT, but the Issuer’s net loss position is not the sole consideration. Further, the incurrence of a net loss by the Issuer does not affect the earnings or loss that is allocated to any particular share class. Therefore, the incurrence of a net loss by the Issuer does not impact the Issuer’s calculation of earnings (or loss) per share.

We appreciate your review and assistance. Should you have any questions or need additional information, please do not hesitate to contact me.

Sincerely,

/s/ Eric M. Russell

Eric M. Russell
Chief Financial Officer
RREEF Property Trust, Inc.
415.262.2017
eric.russell@db.com